

June 5, 2014

Via E-mail
Robert H. Armstrong
Chief Executive Officer
DC Brands International, Inc.
1685 S. Colorado Blvd. Unit S291
Denver, CO 80222

> **Re: DC Brands International, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 5, 2014**
> **File No. 000-54031**

Dear Mr. Armstrong:

We completed our review of your filing on May 27, 2014. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Leslie Marlow
Gracin & Marlow LLP
Mission Bay Office Plaza
20283 State Road &, Suite 300
Boca Raton, Florida 33498